Exhibit 99.1

Date: April 20, 2017	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: NORTHERN DYNASTY MINERALS LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 16, 2017
Record Date for Voting (if applicable) :	May 16, 2017
Beneficial Ownership Determination Date :	May 16, 2017
Meeting Date :	June 20, 2017
Meeting Location (if available) :	Suite 1500-1055 W Georgia St. Royal Centre Vancouver, B.C. V6E 4N7
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	66510M204	CA66510M2040

Sincerely,

Computershare
Agent for NORTHERN DYNASTY MINERALS LTD.